Exhibit 99.1

NuCana Announces Enrollment of Required Number of Patients to Conduct First Interim Analysis in the Phase III Biliary Tract Cancer Study

Enrollment of 418 Evaluable Patients Expected to Enable First Interim Analysis in the First Half of 2022

Data from First Interim Analysis May Support an NDA Submission in the United States under the FDA’s Accelerated Approval Program

Edinburgh, United Kingdom, September 15, 2021 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced it has completed enrollment of the number of patients in the ongoing Phase III NuTide:121 study required to conduct the first interim analysis. The study, which is comparing Acelarin combined with cisplatin to the global standard of care, gemcitabine plus cisplatin, as a first-line treatment for patients with advanced biliary tract cancer, has enrolled 418 patients with measurable disease. The first interim analysis will be conducted after the 418th patient has completed 28 weeks of follow-up, which is expected to occur in the first half of 2022. NuCana believes that a statistically significant improvement in the Objective Response Rate (ORR) at the first interim analysis, accompanied by positive trends in other endpoints, has the potential to allow for accelerated approval of a new drug application (NDA) for Acelarin in the United States. Recruitment in the NuTide:121 study, which is intended to enroll up to 828 patients, is ongoing and NuCana believes subsequent analyses could provide the confirmatory data to support full (regular) approval.

“We are very pleased to achieve this important enrollment milestone which brings us closer to our goal of developing more effective and safer medicines for patients with cancer,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “Biliary tract cancer is a devastating disease and there is a significant need for more effective medicines. We are especially grateful to all of the patients, their families, the investigators and other health care professionals involved in the NuTIde:121 study.”

Mr. Griffith continued: “The primary objective of the first interim analysis is to demonstrate at least a 14% improvement in the ORR in the Acelarin plus cisplatin arm compared to the gemcitabine plus cisplatin arm. In the ABC-08 study of Acelarin plus cisplatin as a first-line treatment for patients with biliary tract cancer, an ORR of 44% was achieved among the evaluable population. This compared favorably to the ORR of 26% achieved among evaluable patients treated with gemcitabine plus cisplatin in the ABC-02 study, which established this regimen as the global standard of care. We look forward to announcing the outcome of this first interim analysis in the first half of 2022.”

About NuTide:121

NuTide:121 is a global, multi-center, 1:1 randomized Phase 3 study comparing Acelarin, a ProTide transformation of gemcitabine, in combination with cisplatin, to gemcitabine in combination with cisplatin in up to 828 patients with advanced biliary tract cancer who have not previously received treatment for advanced disease. The primary endpoints of NuTide:121 are Overall Survival (OS) and Objective Response Rate (ORR) and the FDA-approved protocol includes three interim analyses. Based on the statistical analysis plan, and subject to any further regulatory guidance, the Company believes that a statistically significant improvement in ORR at either of the first two interim analyses, accompanied by positive trends in other endpoints, has the potential to allow for an accelerated approval of a new drug application (NDA) for Acelarin in the United States. Under this scenario, the

NuTide:121 study would continue and the Company believes it could use the data from subsequent analyses as the confirmatory data required to support full (regular) approval. There are currently no agents approved for the first-line treatment of patients with biliary tract cancer.

About Biliary Tract Cancer

Biliary tract cancer, including cholangiocarcinoma, gallbladder and ampullary carcinoma, are a group of cancers originating in the biliary tract. The biliary tract is comprised of the gallbladder and interconnecting ducts responsible for the transport of bile from the liver to the gallbladder and small intestine. Approximately 178,000 new cases of biliary tract cancer are diagnosed each year worldwide, with more than 18,000 of those diagnoses in the United States. There are currently no agents approved for the first-line treatment of patients with advanced biliary tract cancer; however, the worldwide standard of care in these patients is the combination of gemcitabine and cisplatin. Patients receiving this regimen have a median overall survival of 11.7 months.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s robust pipeline includes three ProTides in clinical development. Acelarin and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is in a Phase 3 study for patients with advanced biliary tract cancer. NUC-3373 is in a Phase 1 study for the potential treatment of a wide range of patients with advanced solid tumors and a Phase 1b/2 study for patients with metastatic colorectal cancer. Our third ProTide, NUC-7738, is a transformation of a novel nucleoside analog (3’-deoxyadenosine) and is in a Phase 1 study for patients with advanced solid tumors.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including Acelarin, NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s ability to submit an NDA for Acelarin under the FDA’s accelerated approval program, or at all; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; and the utility of prior non-clinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,”

“anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission (“SEC”) on March 4, 2021, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

Westwicke, an ICR Company

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

+1 212-223-4017

mjanic@rooneyco.com